Exhibit 99.1

ArcelorMittal

Underwriting Agreement

Dated: March 11, 2016

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

United Kingdom

Crédit Agricole Corporate and Investment Bank

9, Quai du Président Paul Doumer

92920 Paris La Défense Cedex

France

Merrill Lynch International

2 King Edward Street

London EC1A 1HQ

United Kingdom

As representatives (the “Representatives”) of the several underwriters listed in Schedule 1 hereto (the “Underwriters”)

The co-lead managers listed in Schedule 2 hereto (the “Co-Lead Managers”)

This underwriting agreement (the “Agreement”) relates to an offering of rights to subscribe for 1,262,351,531 new ordinary shares (the “New Shares”) of ArcelorMittal, a Luxembourg société anonyme having its registered office at 24-26, Boulevard d’Avranches, L-1160 Luxembourg, and being registered with the Luxembourg Register of Commerce and Companies under number B 82.454 (the “Company”), and for subscription at a price of EUR 2.20 (the “Subscription Price”) set out in this Agreement. The 1,803,359,338 existing ordinary shares of the Company are hereinafter referred to as the “Existing Shares”. The Rights Offering (as defined below) is scheduled to commence on March 15, 2016 (such date, or such other commencement date agreed between the Company and the Underwriters, the “Rights Offering Commencement Date”). The exercise period for the Rights traded on the European Stock Exchanges (as defined below) and held through Euroclear Nederland (“Euroclear Netherlands”), Clearstream Banking, société anonyme (“Clearstream Luxembourg”), Euroclear Bank S.A./N.V. (“Euroclear Bank”), Euroclear France S.A. (“Euroclear France”), and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (“IBERCLEAR”, and, together with Euroclear Netherlands, Clearstream Luxembourg, Euroclear Bank, Euroclear France, the “European Clearing Systems”) or directly registered in the local shareholders’ register in Luxembourg (the “European Rights Register”) will begin on March 15, 2016 and will close at 5:00 p.m. (CET) on March 30, 2016 for the European Stock Exchanges other than the Spanish Stock Exchanges and at 12:00 noon (CET) on March 30, 2016 for the Spanish Stock Exchanges (the “European Rights Exercise Period”). The exercise period for the Rights traded on the New York Stock Exchange will begin on March 15, 2016 and will close at 5:00 p.m. (New York City time) on March 29, 2016 (the “New York Rights Exercise Period”, and together with the European Rights Exercise Period, each a “Rights Exercise Period”).

GENERAL

A. The Existing Shares are listed on each of the New York Stock Exchange (the “NYSE”), the Luxembourg Stock Exchange, Euronext Amsterdam, Euronext Paris and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “European Stock Exchanges” and together with the NYSE, the “Applicable Stock Exchanges”). Applications have been or will be made for listing of the Rights (as defined below) and the New Shares on each of the Applicable Stock Exchanges. Trading of the New Shares on the European Stock Exchanges is currently expected to commence on or about April 8, 2016 (the “First European Trading Date”). Trading of the New Shares on the NYSE is expected to commence on or about April 11, 2016 (the “First NYSE Trading Date”).

B. On March 10, 2016, the Company convened a general meeting of its shareholders which approved an increase of the authorized capital of the Company and gave power to the board of directors of the Company to issue new shares and to limit or cancel the statutory preferential subscription rights of existing shareholders (the “General Meeting”). At its meeting of February 3, 2016, the board of directors of the Company, subject to the approval by the General Meeting, resolved to approve an increase of the Company’s share capital by attributing Rights to the Shareholders (as defined below) and to exclude the statutory preferential subscription rights in relation to such capital increase.

C. Each of Lumen Investments S.à r.l. and Nuavam Investments S.à r.l. has committed to the Company in a signed commitment letter dated February 5, 2016 to fully exercise the Rights allocated to it during the Rights Exercise Period and accordingly to subscribe for, when taken together, 471,816,485 New Shares in the Rights Offering (the “Shareholder’s Commitment”).

D. Holders of Rights are entitled, subject to the limitations in Recital E, to exercise their Rights in accordance with the following exercise ratio: 10 Rights for 7 New Shares (the “Ratio”) and will be granted an oversubscription privilege as set out in Recital F. The New Shares for which Rights will have been exercised at the expiry of the Rights Exercise Period will be issued at the Subscription Price.

E. Subject to applicable laws and on the terms set out in the Offering Documents (as defined below), the Company will grant each of its shareholders that hold Existing Shares on March 14, 2016 (the “Shareholders”) transferable rights to subscribe their pro rata share of the New Shares (the “Rights”), except that (i) Shareholders who are residents of any member state of the European Economic Area (the “EEA”) other than the Grand Duchy of Luxembourg (“Luxembourg”), the Netherlands, France and Spain and do not qualify for an exemption from the requirements of the EU Directive 2003/71/EC concerning the prospectus to be published when securities are offered to the public or admitted to trading (as amended, the “Prospectus Directive”), (ii) Shareholders in certain other jurisdictions as determined by the Company following consultation with the Representatives, (iii) other Shareholders who may not subscribe to the New Shares because of restrictions under applicable law as described in the Offering Documents and (iv) nominees, depositaries or dealers holding Existing Shares for the account or benefit of beneficial owners resident in such jurisdictions, will not be entitled to exercise Rights on behalf of themselves or such beneficial owners.

F. The offering (the “Offering”) will consist of (A) a rights offering (the “Rights Offering”) in which the holders of Existing Shares will receive Rights, entitling them to subscribe for a number of New Shares to be determined on the basis of the Ratio at the Subscription Price, (B) an oversubscription privilege pursuant to which each holder that exercises its primary subscription right pursuant to its Rights will have the right to submit a request to subscribe at the Subscription Price for additional New Shares, to the extent any New Shares remain that are not otherwise subscribed for pursuant to the exercise of Rights and (C) a global offering (the “Global Offering”) in which New Shares, if any, for which Rights have not been validly exercised during the Rights Exercise Period, including through oversubscription (the “Rump Shares”) may be sold. The Rights Offering will include public offerings in Luxembourg, the Netherlands, France and Spain, and in the United States of America under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Rump Shares will be offered for sale by means of a public offering in the United States and private placements in certain other jurisdictions. In the case of both the Rights Offering and the Global Offering, the offer and sales outside the United States of America (the “United States” or “U.S.”) will be made in accordance with applicable securities laws.

G. The Underwriters have agreed on a several basis, on the terms and subject to the conditions referred to in this Agreement, to underwrite their relevant proportion, as set out in Schedule 1 to this Agreement (the “Relevant Proportion”) of any New Shares (other than New Shares subscribed pursuant to the Shareholder’s Commitment) to the extent subscribers are not procured for such New Shares pursuant to the Rights Offering or the oversubscription privilege (the “Underwritten Shares”) and to market the Underwritten Shares to potential investors.

H. Two forms of documents will be prepared by the Company to be used in connection with the Offering: (i) (A) a prospectus in the English language in accordance with all applicable laws and regulations including in particular, but not limited to, the Prospectus Directive, any applicable implementing measure in each Member State of the European Economic Area that has implemented the Prospectus Directive where such prospectus will have been notified to the relevant regulator, the Luxembourg law of 10 July 2005 on prospectuses for securities, as amended, and, where applicable, the Prospectus Regulation (EC/809/2004) (collectively, the “Prospectus Rules”), expected to be approved by the Luxembourg Commission de Surveillance du Secteur Financier (“CSSF”) and published, and currently expected to be notified to the competent regulators on or around March 11, 2016, for use in Luxembourg, The Netherlands, France and Spain in the Rights Offering and for use in private placements in the Global Offering outside of the United States (in the form in which it is so approved, the “Original European Prospectus”), (B) any supplement to the Original European Prospectus, if applicable (the “Supplement”), and (C) a term sheet (the “Final Term Sheet”) containing the Global Offering Price (as defined below) and such other information regarding the Company, the Offering and New Shares as the Company and the Representatives shall agree (the Original European Prospectus, any Supplement and the Final Term Sheet, collectively, the “European Prospectus”); and (ii) a U.S. prospectus, which may be in the form of a basic prospectus (the “Basic Prospectus”) and a prospectus supplement included in the Registration Statement (as defined below) (the “U.S. Prospectus Supplement” and, together with the Basic Prospectus, the “U.S. Prospectus”) and a prospectus supplement required to be filed pursuant to an undertaking by the Company pursuant to Item 512(c) of Regulation S-K under the Securities Act to include the terms of the Offering as set out in the Final Term Sheet to the U.S. Prospectus (the “512(c) Prospectus Supplement” and, together with the U.S. Prospectus, the “Final U.S. Prospectus”), relating to the Offering and for use in the United States. The European Prospectus and the U.S. Prospectus (as then amended or supplemented, including, if applicable, by the Final U.S. Prospectus) are collectively referred to as the “Offering Documents” and in each case shall include all documents incorporated or deemed to be incorporated by reference therein. Subject to the terms of this Agreement, the Company authorizes the Underwriters to distribute copies of the Offering Documents in connection with the Offering in accordance with applicable laws and regulations. References to the “Applicable Time” herein are to the date and time of execution of the Final Term Sheet. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Offering Documents. The “Global Offering Price” shall be the price at which the Rump Shares have been sold by the Underwriters.

1. Representations and Warranties of the Company. The Company represents and warrants to each Underwriter and Co-Lead Manager as set forth below. Each representation, warranty and agreement shall be made as of the date of this Agreement, as of the date of any Supplement, as of the Applicable Time and as of the Closing Date.

For purposes of this Agreement, “Business Day” shall mean each day of the week (other than a Saturday or Sunday) on which banking institutions in the Netherlands, Luxembourg, France, Spain and the U.S. are open for business the entire day.

(a) The European Prospectus as of its date and, if amended and supplemented, as of the date of such amendment or supplement, will be complete and correct within the meaning of, and comply in all material respects with, the Prospectus Rules and will not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) To the extent the New Shares are publicly offered in any EEA jurisdiction other than Luxembourg, the Company has complied and will comply with all relevant regulations relating to the passporting of the European Prospectus into, and the conduct of the Offering in, such EEA jurisdiction in accordance with the Prospectus Rules.

(c) (A) The Registration Statement (as defined below) with respect to the Rights and New Shares has been filed with the Commission not earlier than three years prior to the date hereof, (B) the Registration Statement, and any post-effective amendment thereto filed on or prior to the date hereof, became effective on filing, no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission, and no notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto as an automatic shelf registration statement pursuant to Rule 401(g)(2) under the Securities Act shall have been received by the Company. Except where the context otherwise requires, “Registration Statement”, as used herein, means the registration statement, as amended at the time of such registration statement’s effectiveness for the purposes of Section 11 of the Securities Act, including any post-effective amendment thereto (the “Effective Time”), including (i) all documents filed as a part thereof or incorporated or deemed to be incorporated by reference therein, including, but not limited to, the Company’s annual report as of and for the year ended December 31, 2015 on Form 20-F filed with the United States Securities and Exchange Commission (the “Commission”) on February 22, 2016 (the “Form 20-F”), (ii) any information contained or incorporated by reference in a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, to the extent such information is deemed, pursuant to Rule 430B or Rule 430C under the Securities Act, to be part of the registration statement at the Effective Time, and (iii) any additional registration statement filed to register the offer and sale of securities pursuant to Rule 462(b) under the Securities Act (a “Rule 462(b) Registration Statement”).

(d) There are no outstanding, unresolved comments made by the staff of the Commission in connection with a review of the Company’s annual report filings under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), except those which (i) were issued less than 180 days before the end of the fiscal year covered by such annual report or (ii) are not material to the Company.

(e) The Registration Statement, when it became effective, complied and, as then amended or supplemented, at the Applicable Time and the Closing Date (as defined below), will comply, in each case, in all material respects, with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act (the “Securities Act Regulations”); the conditions to the use of Form F-3 in connection with the Offering as contemplated hereby have been satisfied; the Registration Statement constitutes an “automatic shelf registration statement” (as defined in Rule 405 under the Securities Act), and, as of the determination date applicable to the Registration Statement (and any amendment thereof) and the Offering contemplated hereby, the Company is a “well-known seasoned issuer” and is not an “ineligible issuer” (in each case, as defined in Rule 405 under the Securities Act), in each case at the times specified in the Securities Act and the Securities Act Regulations; the Registration Statement did not and will not, as of the Effective Time, together with the Final Term Sheet, as of the Applicable Time or as of the date of the U.S. Prospectus Supplement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with written information relating to an Underwriter furnished to the Company by the Underwriters expressly for use in any Offering Document as set out in Section 8(b).

(f) No order preventing or suspending the use of the U.S. Prospectus, the Final U.S. Prospectus or any “issuer free writing prospectus” as defined in Rule 433 under the Securities Act relating to the Offering (an “Issuer Free Writing Prospectus”) shall have been issued by the Commission; each of the U.S. Prospectus and the Final U.S. Prospectus will comply, as of the date that it is filed with the Commission, the date of the U.S. Prospectus, the Applicable Time and the Closing Date, in all material respects, with the requirements of the Securities Act (in the case of the Final U.S. Prospectus, including, without limitation, Section 10(a) of the Securities Act); at no time during the period that begins on the earlier of the date of the 512(c) Prospectus Supplement and the date the 512(c) Prospectus Supplement is filed with the Commission and ends on the Closing Date will the U.S. Prospectus or the Final U.S. Prospectus, as then amended or supplemented, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; no Issuer Free Writing Prospectus, as of its date, or (except as superseded by information included or incorporated by reference in the U.S. Prospectus or the Final U.S. Prospectus) as of the Applicable Time or the Closing Date, will include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with written information relating to an Underwriter furnished to the Company by the Underwriters expressly for use in any Offering Document.

(g) The Company has not offered and will not offer, without the prior written consent of the Representatives, the Rights or the New Shares in any jurisdiction other than the United States, Luxembourg, Spain, France and the Netherlands in circumstances which would require the preparation or registration of any further offering document relating to the Rights or the New Shares in such jurisdiction, in particular where the Company would be required to do so under the Prospectus Rules.

(h) Except as described in the Offering Documents, there are no legal restrictions on the sale, transfer or distribution of the Rights or the New Shares under applicable Luxembourg law (including, without limitation, the Prospectus Rules) or in the Company’s articles of association, as amended as of the date of the General Meeting (the “Articles of Association”); and upon admission to trading on the Applicable Stock Exchanges (the “Admission”) of the New Shares, the New Shares to be issued by the Company will be freely transferable to the relevant clearing systems, to or for the account of the subscriber thereof.

(i) On the Business Day following the allotment of Rights to the Shareholders, the holders of Rights (except as stated in Recital D hereof) will be entitled to the rights described in the Offering Documents, and such Rights will be tradable on the Applicable Stock Exchanges (unless otherwise agreed among the Company and the Representatives).

(j) The Company is of the opinion that the working capital available to the Company and its subsidiaries taken as a whole (the “Group”) is sufficient for the Group to meet its present working capital expenditure requirements for at least the next 12 months following the date of the European Prospectus. The working capital statement is correct and has been prepared in compliance with the rules of the European Securities and Markets Authority (ESMA) (ESMA/201/81, as updated from time to time) after due and careful enquiry and takes into account all material matters and sensitivities of which the Company is aware concerning the Group; all assumptions on which such projections are based are reasonable.

(k) The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any Issuer Free Writing Prospectus other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act, (ii) the Original European Prospectus, (iii) the European Prospectus, (iv) the U.S. Prospectus, (v) the Final U.S. Prospectus, (vi) the Final Term Sheet, (vii) the press release of the Company issued on February 5, 2016 regarding the announcement of the Offering (the “Offering Press Release”) and the press release to be published in connection with the Offering in substantially the form of Annex B hereto (together with the Offering Press Release, the “Announcement Press Releases”), (viii) the free writing prospectuses filed by the Company on February 22, 2016, March 4, 2016 and March 10, 2016 and (ix) any electronic road show that is a “written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or other written communications, in each case approved in writing in advance by the Representatives. Each such Issuer Free Writing Prospectus complied in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with the U.S. Prospectus accompanying, or delivered prior to delivery of, or filed prior to the first use, of such Issuer Free Writing Prospectus, did not, as of its date, or (except as superseded by information included or incorporated by reference in the U.S. Prospectus) as of the Applicable Time, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein and any supplement or amendment deemed to be a part thereof that has not been superseded or modified; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in any Issuer Free Writing Prospectus as set out in Section 8(b) of this Agreement.

(l) The documents incorporated by reference in the Registration Statement, the U.S. Prospectus or the Final U.S. Prospectus, when filed with the Commission, conformed or will conform, as the case may be, in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(m) The financial statements and the related notes thereto included or incorporated by reference in each of the Registration Statement and the U.S. Prospectus comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods covered thereby, and the supporting schedules included or incorporated by reference in the Registration Statement present fairly the information required to be stated therein; and the other financial information included or incorporated by reference in each of the Registration Statement and the Offering Documents has been derived from the accounting records of the Company and its subsidiaries and presents fairly the information shown thereby.

(n) Since the date of the most recent audited financial statements of the Company included or incorporated by reference in the Registration Statement and/or the Offering Documents, (i) there has not been any change in the share capital or long-term debt of the Company or any of its significant subsidiaries (as listed under “Presentation of Financial and Certain Other Information” in the Form 20-F, “significant subsidiaries”), or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of share capital, or any material adverse change, or any development involving a future material adverse change, in or affecting the business, properties, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its significant subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its significant subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Offering Documents.

(o) The Company and each of its significant subsidiaries are duly incorporated and are validly existing under the laws of their respective jurisdictions of incorporation, with full power and capacity to own or lease their respective property and assets and conduct their respective business as described in the Registration Statement and the Offering Documents, and are lawfully qualified to do business in those jurisdictions in which business is conducted by them, except where the failure to be so qualified, validly existing or have such power or capacity would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position or results of operations of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under this Agreement (a “Material Adverse Effect”).

(p) All the outstanding shares of the share capital or other equity interests of the Company and each significant subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and in the case of shares or other equity interests in significant subsidiaries of the Company are owned directly or indirectly by the Company, free and clear of any lien (other than liens created by operation of law), charge, encumbrance, security interest, restriction on voting or transfer, or any other claim of any third party (except that, in each case, no representation is made with respect to shares or other equity interests that are not owned, directly or indirectly, by the Company, or in the case of any foreign significant subsidiary, for directors’ qualifying shares), and except as otherwise described in each of the Registration Statement and the Offering Documents (including the documents incorporated by reference therein).

(q) The Company has full right, power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder, and all actions required to be taken for the due and proper authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated thereby have been duly and validly taken.

(r) This Agreement has been duly authorized, executed and delivered by the Company.

(s) The New Shares to be allotted by the Company hereunder have been duly authorized and will, following their payment in accordance with this Agreement and the Offering Documents, be validly issued and will conform to the descriptions thereof in the Registration Statement and the Offering Documents; and the delivery of the New Shares to be allotted hereunder is not subject to any preemptive or similar rights. Upon their allotment by the Company, the New Shares will be validly existing, free and clear of all liens (except for liens existing by operation of law), encumbrances, equities or claims.

(t) As at the date hereof, the authorized share capital of the Company amounts to €3,199,585,721.30. The Existing Shares conform in all material respects to the description thereof contained in the Offering Documents. All of the Existing Shares have been duly authorized and validly issued, and are fully paid and non-assessable. None of the Existing Shares were issued in violation of any preemptive or similar rights.

(u) This Agreement conforms in all material respects to the description thereof contained in each of the Offering Documents.

(v) Neither the Company nor any of its significant subsidiaries is (i) in violation of its articles of incorporation or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its significant subsidiaries is a party or by which the Company or any of its significant subsidiaries is bound; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority applicable to it, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(w) The execution, delivery and performance by the Company of this Agreement, the issuance and allotment of the New Shares and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by this Agreement and the Offering Documents do not or will not, as the case may be, (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its significant subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its significant subsidiaries is a party or by which the Company or any of its significant subsidiaries is bound or to which any of the property or assets of the Company or any of its significant subsidiaries is subject, (ii) result in any violation of the provisions of the articles of incorporation or by-laws or similar organizational documents of the Company or any of its significant subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, have a Material Adverse Effect.

(x) No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for (i) the issuance, allotment and re-sale of the New Shares, (ii) the execution, delivery and performance by the Company of this Agreement, and (iii) the consummation of the transactions contemplated by this Agreement and the Offering Documents, except for such consents, approvals, authorizations, orders and registrations or qualifications (a) as have been obtained under the Securities Act, (b) as may be required under applicable state securities laws in connection with the purchase and distribution of the New Shares by the Underwriters, (c) as have been obtained from the CSSF in accordance with the Prospectus Rules and (d) as may be required for the admission to listing of the Rights or the New Shares on the Applicable Stock Exchanges.

(y) Except as described in the Offering Documents, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its significant subsidiaries is a party or of which any property of the Company or any of its significant subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of its significant subsidiaries, would have a Material Adverse Effect; and no such investigations, actions, suits or proceedings are, to the knowledge of the Company, threatened by any governmental or regulatory authority or by others.

(z) Deloitte Audit, S.à r.l., which has audited certain financial statements of the Company and its subsidiaries included or incorporated by reference in each of the Registration Statement and the Offering Documents, is an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act.

(aa) The Company is not and, after giving effect to the offering and allotment of the New Shares and the application of the proceeds thereof as described in the Offering Documents, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(bb) No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained or incorporated by reference in each of the Offering Documents has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(cc) No labor disturbance by or dispute with employees of the Company or any of its significant subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of its or its significant subsidiaries’ principal suppliers, contractors or customers, except as would not have a Material Adverse Effect and except as described in the Offering Documents.

(dd) The Company and its significant subsidiaries have good and marketable title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its significant subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its significant subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(ee) The Company and its significant subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Offering Documents, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Offering Documents, neither the Company nor any of its significant subsidiaries has received notice of any revocation or material modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(ff) The Company maintains an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 under the Exchange Act.

(gg) The Company and its significant subsidiaries have paid all material taxes, including any federal, state, local and foreign taxes (other than any such taxes that have been fully reserved against or that will be paid no later than the earliest Closing Date), and filed all material tax returns required to be paid or filed through the date hereof; and except as otherwise disclosed in each of the Offering Documents, to the knowledge of the Company, there is no material tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its significant subsidiaries or any of their respective properties or assets for which appropriate provisions have not been made.

(hh) The Company and its significant subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) is effective, and the Company is not aware of any material weakness in its internal control over financial reporting.

(ii) Neither the Company nor any of the Company’s subsidiaries nor, to the knowledge of the Company, any director, officer or employee of the Company is currently a person with whom dealings are restricted or prohibited under any economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or any other U.S., EU, United Nations, or UK economic sanctions (a “Sanctions Target” and “Sanctions”); neither the Company nor any of its subsidiaries will lend, invest, contribute or otherwise make available directly or indirectly the proceeds raised in connection with the issue of the New Shares to, or for the benefit of, any then-current Sanctions Target; and the Company has instituted and maintains policies and procedures designed to prevent bribery and corruption and to ensure compliance with Sanctions.

(jj) Neither the Company nor any of the Company’s subsidiaries nor, to the knowledge of the Company, any director, officer or employee acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010 or other applicable anti-corruption and anti-bribery laws and regulations.

(kk) The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Rights, the New Shares or the Existing Shares. The Company acknowledges that the Underwriters may engage in market-making transactions in the Rights, the New Shares and the Existing Shares in accordance with Regulation M under the Exchange Act.

(ll) There is and has been no material failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(mm) There are no stamp, issuance, transfer or other similar taxes or duties (other than (i) applicable fees due to the competent securities regulators and (ii) fees payable to the Applicable Stock Exchanges) required to be paid in Luxembourg, Spain, the Netherlands or France in connection with the execution and delivery of this Agreement or the issuance, allotment or sale of the Rights or the New Shares or the exercise of the Rights. Other than as described in the Offering Documents, under the current laws and regulations of Luxembourg, all dividends and distributions on the New Shares may be paid by the Company to the registered holder thereof in U.S. dollars (that may be obtained through conversion of the Euro) that may be freely transferred out of Luxembourg, and all such payments and other distributions made to holders of the New Shares who are non-residents of Luxembourg will not be subject to Luxembourg income, withholding or other taxes under the laws and regulations of Luxembourg and are otherwise free and clear of any other tax, duty, withholding or deduction in Luxembourg and without the necessity of obtaining any governmental authorization in Luxembourg.

(nn) The operations of the Company, in its capacity as a non-financial institution, are and have at all times been, so far as the Company is aware, conducted in compliance with all material applicable financial recordkeeping and reporting requirements of the Money Laundering Laws (as defined below) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best of the Company’s knowledge, threatened, where “Money Laundering Laws” means the money laundering statutes of any jurisdiction in which the Company operates, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency.

(oo) Neither the Company, nor any of its subsidiaries, nor any person acting with its or their authority on its or their behalf (other than the Underwriters), has directly or indirectly made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the registration of the New Shares and/or a prospectus under the securities laws of any country other than Luxembourg, France, the Netherlands, Spain and the United States.

(pp) The Company believes that it was not a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended, for its most recently completed taxable year and it does not expect to be a PFIC for its current taxable year or in the foreseeable future.

2. Centralization.

(a) The Company confirms the appointment of BNP Paribas Securities Services as global centralization and subscription agent (the “Global Centralizing Agent”) in connection with the global centralization and subscription activities with respect to the Rights, including those to be credited to Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., trading under Euroclear Netherlands, who will then credit its respective participants, including Clearstream Luxembourg, Euroclear Bank, Euroclear France, and IBERCLEAR and the Rights directly registered in the European Rights Register.

(b) In the United States, the Company confirms the appointment of Citibank, N.A. as rights agent (the “New York Rights Agent” and, together with the European Centralizing Agent, the “Centralizing Agents”) in connection with the centralization and subscription activities with respect to the Rights to be credited to Cede & Co. as the nominee of the Depository Trust Company (“DTC”) and the Rights directly registered in the local Rights register maintained by Citibank N.A. as New York Rights Agent.

(c) The Company confirms that the appointments in Section 2(a) and 2(b) confers on the Centralizing Agents all powers and authorities on behalf of the Company which are necessary for or incidental to the centralization and subscription activities with respect to the Rights and agrees to ratify and confirm everything which the Centralizing Agents will lawfully and properly have done or shall do and approve all documents which the Centralizing Agents will lawfully and properly execute in the exercise of such powers and authorities, in line with the Company’s instructions. The Company has granted to the Centralizing Agents the authority to liaise with the European Clearing Systems and DTC, as the case may be, regarding the Offering.

3. Underwriting. Upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, each of the Underwriters agrees, severally and not jointly, to purchase on the Closing Date (as defined in Section 4 hereof) the Underwritten Shares multiplied by the percentage set forth opposite the name of such Underwriter in Schedule 1 hereto (to be adjusted by the Underwriters so as to eliminate fractional New Shares) at the Subscription Price.

As soon as practicable after the Rights Exercise Period and no later than four Business Days following the end of the European Rights Exercise Period (the “Rights Exercise Period Expiration”), the Company shall notify (in the form of the notice set out in Schedule 4 to this Agreement) the Representatives in writing of the aggregate number of Rump Shares.

In the event any matter arises that requires the Company to publish a Supplement pursuant to the Prospectus Rules or pursuant to Section 5 of the Agreement, the Representatives may, in agreement with the Company, extend the timetable for the Rights Offering. In such event, (i) the periods within which the Underwriters shall be required to perform their obligations under this Agreement which are due for performance after the Rights Exercise Period Expiration shall be extended so as to end at the expiry of the relevant interval after the extended Rights Exercise Period Expiration and the Company shall make a public announcement for inclusion in the Supplement, at a time and in a form satisfactory to the Representatives (acting reasonably), of the extension of the timetable for the Rights Offering; and (ii) the Company shall execute such documents and take such other action as the Company and the Representatives agree is required to complete the Rights Offering.

The Representatives will be responsible for the placement of the Rump Shares. The Representatives acting on behalf of the Underwriters may determine in their sole discretion, on or before the fourth Business Day following the Rights Exercise Period Expiration to place the Rump Shares with investors. For the avoidance of doubt, (i) the Company shall not be entitled to any amounts in excess of the Subscription Price and (ii) the Underwriters shall have no obligation to achieve an offer price for the Rump Shares above the Subscription Price.

In consideration of the obligations undertaken herein by the Representatives and the Underwriters, the Company covenants and agrees with the Representatives and the Underwriters that, in addition to its other obligations hereunder and subject to Closing (as defined in Section 4 hereof), it will pay or cause to be paid at the Closing Date (as defined in Section 4 hereof) or the relevant date specified below:

i.	to the Representatives a management fee (the “Management Fee”) of 0.10 per cent. of the aggregate amount of the Subscription Price for all New Shares issued by the Company in the Offering excluding the New Shares subscribed pursuant to the Shareholder’s Commitment (the “Underwriting Proceeds”) to be allocated as follows: Goldman Sachs International: 42.86%; Crédit Agricole Corporate and Investment Bank: 28.57%; and Merrill Lynch International: 28.57%;

ii.	to the Representatives, for the account of the several Underwriters, an underwriting fee (the “Underwriting Fee”) of 1.10 per cent. of the Underwriting Proceeds to be allocated to each Underwriter based on their pro rata share as set forth in Schedule 1 to this Agreement; and

iii.	at the Company’s absolute discretion (in terms of amount and allocation), an incentive fee of up to 0.2981 per cent. of the Underwriting Proceeds (the “Incentive Fee”), payable up to 30 days after the Closing Date, it being understood that all fees payable pursuant to this Section 3 shall be paid in U.S. Dollars (conversion using the European Central Bank’s foreign exchange reference rate of Euro for U.S. dollars at 3:00 p.m. (CET) on March 10, 2016).

All amounts will be invoiced together with VAT, where applicable.

The Company covenants and agrees with the Co-Lead Managers that, in addition to its other obligations hereunder and subject to Closing (as defined in Section 4 hereof), it will pay or cause to be paid at the Closing Date $3 million to be allocated equally among the Co-Lead Managers.

4. Payment and Delivery.

(a) BNP Paribas Securities Services, as Global Centralizing Agent, will transfer the funds corresponding to the subscriptions for New Shares received by it as intermediary to an account designated by the Company on or about April 8, 2016, or at such other time as shall be agreed in writing by the Company and the Representatives (the “Closing Date”).

(b) Payment for the Underwritten Shares shall be made to BNP Paribas Securities Services, on behalf of the Company, severally and not jointly, by the Underwriters, in euro funds immediately available in Luxembourg to an account designated by the Company, at 10:00 a.m., Luxembourg time (or such other time as shall be agreed among the Company and the Representatives), on the Closing Date.

(c) Upon receipt of such payment, the BNP Paribas Securities Services shall deliver on behalf of the Company the Underwritten Shares to Goldman Sachs International on behalf of the Underwriters through the book-entry facilities of the European Clearing Systems or DTC, as the case may be, for the respective accounts as notified by the several Underwriters.

(d) Completion of such payments and deliveries is hereinafter referred to as the “Closing”. The Company and the Underwriters agree that payment will be made against delivery of such securities (or closing arrangements to the same effect) rather than in advance of delivery.

5. Further Agreements of the Company. The Company covenants and agrees with each Underwriter and Co-Lead Manager that:

(a) The Company will (i) pay the registration fees for the registration of the Rights and the New Shares within the time period required by Rule 456(b)(1)(i) under the Securities Act and (ii) file the U.S. Prospectus in a form approved by the Underwriters with the Commission pursuant to Rule 424 under the Securities Act on the date hereof. The Company will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act; and the Company will furnish copies of the Offering Documents and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriters in New York City prior to 10:00 a.m., New York City time, on the business day next succeeding the date of this Agreement in such quantities as the Representatives may reasonably request.

(b) The Company will deliver, without charge, to each Underwriter during the Prospectus Delivery Period (as defined below), as many copies of the Offering Documents (including all amendments and supplements thereto) and each Issuer Free Writing Prospectus (if applicable) as the Representatives may reasonably request. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the New Shares as in the reasonable opinion of counsel for the Underwriters a prospectus relating to the New Shares is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the New Shares by any Underwriter or dealer.

(c) Before using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement or the Offering Documents, the Company will furnish to the Representatives and counsel for the Underwriters a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not make, prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Representatives reasonably object within a reasonable time.

(d) The Company will advise the Representatives promptly, and confirm such advice in writing, (i) when any amendment to the Registration Statement has been filed or becomes effective; (ii) when any supplement to any Offering Document or any amendment to any Offering Documents or any Issuer Free Writing Prospectus has been filed; (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to any Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request during the offering period by the Commission for any additional information; (iv) of the issuance by the Commission of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any U.S. Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (v) of the occurrence of any event within the Prospectus Delivery Period as a result of which any U.S. Prospectus or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when any U.S. Prospectus or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; (vi) of the receipt by the Company of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act; and (vii) of the receipt by the Company of any notice with respect to any suspension of the qualification of the New Shares for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its reasonable best efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any U.S. Prospectus or suspending any such qualification of the New Shares and, if any such order is issued, to obtain as soon as possible the withdrawal thereof.

(e) If during the Prospectus Delivery Period (i) any event shall occur or condition shall exist as a result of which the Offering Document as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Offering Document is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Offering Document to comply with applicable law, the Company will promptly notify the Underwriters thereof and promptly prepare and, subject to paragraph (c) above, file with the Commission and furnish to the Underwriters and to such dealers as the Representatives may designate, such amendments or supplements to the Offering Document as may be necessary so that the statements in the Offering Document as so amended or supplemented will not, in the light of the circumstances existing when the Offering Document is delivered to a purchaser, be misleading or so that the Offering Document will comply with applicable law.

(f) The Company will arrange, if necessary, for the qualification of the New Shares for offer and sale by the Underwriters under the laws of such jurisdictions of the United States as the Representatives shall reasonably request and will continue such qualifications in effect so long as required for the offer and allotment of the New Shares; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(g) The Company will make generally available to its security holders and the Representatives as soon as practicable an earnings statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder.

(h) As from the date hereof and for a period ending (i) 180 days after the Closing Date or (ii) if this Agreement terminates prior to the Closing Date, the date of such termination, the Company will not (and will not announce the intention to) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any ordinary shares of the Company, including any New Shares, or any options or warrants to purchase any ordinary shares of the Company, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares of the Company, whether now owned or hereinafter acquired, owned directly by the Company (including holding as a custodian) or with respect to which the Company has beneficial ownership, without the prior written consent of the Representatives, other than (i) the issuance or offering of the New Shares pursuant to the Rights Offering; (ii) the ordinary shares to be offered and sold pursuant to any existing employee benefit plans, employee share offering or employee stock option plan (including any amendment or renewal thereof) of the Company and its subsidiaries; (iii) any ordinary shares to be delivered as executive or employee compensation, including pursuant to any stock option plan of the Company or bonuses paid in shares, or to fund any pension plan of the Company or its subsidiaries; (iv) any new or existing shares of the Company issued as dividends in kind; (v) any issue of ordinary shares by way of capitalization of reserves to be held in treasury by the Group and to be used for the purposes referred to in clause (ii) to (iv) of this paragraph; or (vi) shares or other equity securities of the Company issued as consideration for mergers or acquisitions or any other contribution in kind, provided that (in the case of clause (vi) only) any recipient of such securities irrevocably agrees to the obligations set out in this paragraph for its remaining duration.

(i) The Company will apply the net proceeds from the Rights Offering as described in the Offering Documents under the heading “Use of Proceeds”.

(j) Neither the Company nor any of its significant subsidiaries will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the New Shares or the Rights and will not take any action prohibited by Regulation M under the Exchange Act in connection with the distribution of the New Shares or Rights.

(k) The Company shall, or shall procure that the Centralizing Agents on behalf of the Company shall, apply to the European Clearing Systems and DTC for the Rights and the New Shares to be accepted for book-entry transfers by them.

(l) The Company shall use all reasonable endeavors to obtain permission for the eligibility and acceptance of the Rights and the New Shares to the book-entry transfer systems of the European Clearing Systems and DTC as soon as practicable.

(m) The Company shall give all undertakings, execute all documents, pay all fees, publish all advertisements and do or procure to be done all other things in each case as may be necessary or required (i) by the CSSF for the purposes of obtaining formal approval of the Original European Prospectus and by the Applicable Stock Exchanges for the purposes of obtaining the Admission; and (ii) by the European Clearing Systems and DTC for the purposes of obtaining permission for the acceptance of the Rights and the New Shares to their book-entry transfer systems.

(n) The Company will, from the date hereof and until the Closing Date, promptly after receipt thereof, inform the Representatives of any communications received by it from the CSSF, the Applicable Stock Exchanges or any other governmental or regulatory agency, body or stock exchange authorities that, in each case, could reasonably be expected to prevent, delay, suspend or otherwise materially affect the Offering.

(o) In respect of the offering of the Rump Shares, the Company will prepare a Final Term Sheet and will file such term sheet pursuant to Rule 433(d) under the Securities Act within the time required by such Rule. The Company will comply with Rule 433(g) under the Securities Act.

(p) The Company will file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13 or 15(d) of the Exchange Act during the Prospectus Delivery Period.

(q) The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

(r) The Company has submitted or will submit an application for the New Shares to be listed and admitted to trading on the Applicable Stock Exchanges, which shall be completed after the date hereof. In connection with such application, the Company shall endeavor to obtain the listings as promptly as practicable and the Company shall furnish any and all documents, instruments, information and undertakings that may be necessary or advisable in order to obtain or maintain the listings, if any.

(s) All payments by the Company hereunder shall be made without withholding or deduction of any taxes, duties or levies. If any such withholding or deduction is required to be made with respect to any payment to any Underwriter, the Company will pay such additional amounts such that the Underwriters would receive the same amounts that would have been received absent such withholding or deduction.

6. Certain Agreements of the Underwriters. Each Underwriter and Co-Lead Manager hereby represents, warrants and agrees that:

(a) it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus”, as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Company and not incorporated by reference into the Registration Statement) other than (i) a free writing prospectus that, solely as a result of use by such Underwriter, would not trigger an obligation to file such free writing prospectus with the Commission pursuant to Rule 433, (ii) any Issuer Free Writing Prospectus prepared pursuant to Section 1(k) or Section 5(c) above (including any electronic road show), or (iii) any free writing prospectus prepared by such Underwriter and approved by the Company in advance in writing (each such free writing prospectus referred to in clauses (i) or (iii), an “Underwriter Free Writing Prospectus”);

(b) notwithstanding the foregoing, the Underwriters may use a term sheet as set out in Schedule 3 to this Agreement in the form to be agreed with the Company;

(c) it is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the transactions contemplated by the U.S. Prospectus (and will promptly notify the Company if any such proceeding against it is initiated during the Prospectus Delivery Period);

(d) with effect from and including the date on which the Prospectus Directive is implemented in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) (the “Relevant Implementation Date”), it has not made and will not make an offer to the public of the New Shares in that Relevant Member State other than under the following exemptions under the Prospectus Directive:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Representatives; or

(iii)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of New Shares shall result in a requirement for the publication by the Company, or any Representative or Underwriter, of a prospectus pursuant to Article 3 of the Prospectus Directive or of a prospectus supplement pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the New Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC as amended, including as by Directive 2010/73/EU and includes any relevant implementing measure in each Relevant Member State;

(e) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the Rights or the New Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(f) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Rights or the New Shares in, from or otherwise involving the United Kingdom.

7. Conditions of Underwriters’ Obligations. The obligation of each Underwriter to purchase the Underwritten Shares on the Closing Date as provided herein is subject to the performance by the Company of its covenants and other obligations hereunder and to the following additional conditions:

(a) The Registration Statement shall have become effective and no order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the U.S. Prospectus, the Final U.S. Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 5(a) hereof; and all requests during the offering period by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b) The Original European Prospectus shall have been approved by the CSSF in accordance with the Prospectus Rules on March 11, 2016 notified to the competent regulators in Spain, the Netherlands and France and made available to the public in accordance with the Prospectus Rules on that day, and these approvals shall not have been revoked.

(c) Any Supplement which is required to be published prior to Admission shall have been approved by the CSSF, notified to the competent regulators in Spain, the Netherlands and France and made available to the public in accordance with the Prospectus Rules.

(d) The resolutions of the General Meeting shall have been passed without amendment approving an increase of the authorized capital of the Company and an authorisation to the board of directors of the Company to limit or cancel the statutory preferential subscription rights in a manner which will permit the Company to implement the Rights Issue and the issuance of the New Shares.

(e) Lumen Investments S.à r.l. and Nuavam Investments S.à r.l. shall have performed their obligations under the Shareholder’s Commitment.

(f) The representations and warranties of the Company contained herein shall be true and correct on the date hereof and on and as of the Closing Date; and the statements of the Company and its officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

(g) No material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, shall have occurred or shall exist, which is not described or contemplated in the Offering Documents (excluding any amendment or supplement thereto), the effect of which in the reasonable judgment of the Representatives makes it impracticable or inadvisable to proceed with the Offering or delivery of the New Shares on the terms and in the manner contemplated by this Agreement and the Offering Documents.

(h) The Representatives shall have received certificates, on and as of the date hereof, on and as of the date of the Final Term Sheet, and on and as of the Closing Date, from two authorized representatives of the Company who have specific knowledge of the Company’s financial matters and are reasonably satisfactory to the Representatives in the form of Annex D (i) confirming that such officers have carefully reviewed the Offering Documents and, to the knowledge of such officers, the representations set forth in Section 1(k) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company in this Agreement are true and correct and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date and (iii) to the effect set forth in paragraphs (a), (c) and (d) above.

(i) On the date of this Agreement, on the date of the Final Term Sheet, and on the Closing Date, Deloitte Audit shall have furnished to the Representatives, at the request of the Company, a letter, dated the date of delivery thereof and addressed to the Underwriters and the Co-Lead Managers, in the form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex A hereto; provided that the letter delivered on each relevant date shall use a “cut-off” date no more than three business days prior to such date.

(j) On the date of this Agreement and on the Closing Date, Cleary Gottlieb Steen & Hamilton LLP, counsel for the Company, shall have furnished to the Representatives their written opinion and 10b-5 negative comfort letter and addressed to the Underwriters and the Co-Lead Managers, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex E hereto.

(k) On the date of this Agreement and on the Closing Date, Elvinger, Hoss & Prussen, Luxembourg counsel for the Company, shall have furnished to the Representatives their written opinion, addressed to the Underwriters and the Co-Lead Managers, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex F hereto.

(l) On the date of this Agreement and on the Closing Date, the Representatives shall have received on and as of the Closing Date and addressed to the Underwriters and the Co-Lead Managers an opinion and 10b-5 statement of Davis Polk & Wardwell London LLP, counsel for the Underwriters, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(m) On the date of this Agreement and on the Closing Date, Linklaters LLP, Luxembourg counsel for the Underwriters, shall have furnished to the Representatives their written opinion, addressed to the Underwriters and the Co-Lead Managers.

(n) No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the New Shares ; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the New Shares.

(o) The Representatives shall have received on and as of the Closing Date reasonably satisfactory evidence of the due incorporation and valid existence of the Company in Luxembourg, and an electronic certified certificat de non-inscription d’une décision judiciaire (certificate as to the non-inscription of a court decision) issued by the RCS on the Closing Date (the “RCS Certificate”) certifying that as of the day prior to the Closing Date no Luxembourg court decision as to inter alia the faillite (bankruptcy), concordat préventif de faillite (moratorium), gestion contrôlée (controlled management), sursis de paiement (suspension of payments) or liquidation judiciaire (compulsory liquidation), and no foreign court decision as to faillite, concordat or other analogous procedures according to Council Regulation (EC) n°1346/2000 of 29 May 2000 on insolvency proceedings (“Regulation 1346/2000”) is filed with the RCS in respect of the Company.

(p) On or prior to the Closing Date, the Company shall have furnished to the Representatives such further certificates and documents as the Representatives may reasonably request sufficiently in advance.

(q) The “lock-up” agreements, each substantially in the form of Annex C hereto, relating to sales and certain other dispositions of ordinary shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(r) The Rights shall have been admitted to trading on the Applicable Stock Exchanges (unless otherwise agreed among the Company and the Representatives) prior to or with effect on the Rights Offering Commencement Date.

(s) The New Shares shall have been admitted and listed for trading on the European Stock Exchanges effective as of the First European Trading Date. The New Shares shall have been admitted and listed for trading on the NYSE effective as of the First NYSE Trading Date.

(t) All approvals and filings necessary for the Offering and this Agreement under applicable law, where the failure to obtain such approval or make such filing (i) would constitute a Material Adverse Effect or (ii) would materially impair the ability of the Underwriters to perform their obligations hereunder, shall have been granted by or made with the competent authorities, shall remain valid and shall not have been suspended or revoked; and no event or circumstance shall have arisen which could reasonably be expected to result in any such approvals to be suspended or revoked.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

8. Indemnification and Contribution.

(a) The Company agrees to indemnify and hold harmless each Underwriter, Co-Lead Manager and their affiliates, directors and officers and each person, if any, who controls such Underwriter or Co-Lead Manager within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all duly documented losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses reasonably incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Offering Document (or any amendment or supplement thereto) or any Issuer Free Writing Prospectus, or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Underwriter or Co-Lead Manager furnished to the Company in writing by or on behalf of such Underwriter or Co-Lead Manager through the Representatives expressly for use therein.

(b) Each Underwriter and Co-Lead Manager agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any duly documented losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter or Co-Lead Manager furnished to the Company in writing by or on behalf of such Underwriter or Co-Lead Manager through the Representatives expressly for use in the Registration Statement, the Offering Documents (or any amendment or supplement thereto) or any Issuer Free Writing Prospectus, it being understood and agreed that the only such information consists of the following information furnished on behalf of each Underwriter (i) in the U.S. Prospectus Supplement: (1) the legal and marketing names of the Underwriters on the cover page, in the “Summary” section and in the first paragraph and table under the heading “Underwriting”, (2) the paragraphs under the heading “Other Relations Between the Underwriters and ArcelorMittal”, (3) the sixth paragraph under the heading “Plan of Distribution—Underwriting Agreement”; and (4) the paragraph under the heading “Plan of Distribution—Conflicts of Interest”; (ii) in any Issuer Free Writing Prospectus and the Final Term Sheet: the legal and marketing names of the Underwriters; (iii) in the Original European Prospectus: (1) the legal and marketing names of the Underwriters on the cover page, in the “Summary” section and in the first paragraph and table under the heading “Information on the Offered New Shares—Placing and Underwriting—Underwriting Agreement”; (2) the second, third and fourth paragraphs under “Interest of Natural and Legal Persons involved in the Offering” and (3) the legal names and addresses of the underwriters on the back cover page; and (iv) in the 512(c) Prospectus Supplement: (1) the legal and marketing names of the Underwriters on the cover page and (2) the information under the heading “Underwriters’ Activities”.

(c) If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 8 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 8. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 8 in such proceeding that the Indemnifying Person may designate and shall pay the fees and expenses of such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and reasonable and documented expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any Underwriter, Co-Lead Manager, its affiliates, directors and officers and any control persons of such Underwriter or Co-Lead Manager shall be designated in writing by the Representatives and any such separate firm for the Company, its directors and officers and any control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment.

Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 90 days after receipt by the Indemnifying Person of such request and (ii) (A) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement or (B) the Indemnifying Person shall not have, on or before the 90th day after the receipt by the Indemnifying Person of such request, disputed in good faith that the fees and expenses claimed by the Indemnified Party are payable by the Indemnifying Person hereunder. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or was threatened to be made a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d) If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters and Co-Lead Managers on the other from the offering of the New Shares or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company on the one hand and the Underwriters and Co-Lead Managers on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the New Shares and the total discounts and commissions received by the Underwriters in connection therewith and the fees received by the Co-Lead Managers, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Subscription Price of the New Shares. The relative fault of the Company on the one hand and the Underwriters/Co-Lead Managers on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters/Co-Lead Managers and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) The Company and the Underwriters/Co-Lead Managers agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters/Co-Lead Managers were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 8, in no event shall an Underwriter or Co-Lead Manager be required to contribute any amount in excess of the amount by which the total discounts and commissions received by such Underwriter with respect to the offering of the New Shares or the fees received by such Co-Lead Manager exceeds the amount of any damages that such Underwriter/Co-Lead Manager has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’/Co-Lead Managers’ obligations to contribute pursuant to this Section 8 are several in proportion to their respective purchase obligations hereunder and not joint.

(f) The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

9. Termination. This Agreement may be terminated in the absolute discretion of the Representatives, by written notice to the Company, if after the execution and delivery of this Agreement and on or prior to the Closing Date there has occurred:

(a) any material adverse change in the financial markets in the United States, the United Kingdom, any other member state of the EEA or in the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, or currency exchange rates; or

(b) a banking moratorium declared by the authorities of any of United States, the United Kingdom or any other member state of the EEA; or

(c) a suspension or material limitation of trading generally on the New York Stock Exchange, Euronext Amsterdam, Euronext Paris, the Luxembourg Stock Exchange or the Spanish Stock Exchanges; or

(d) a material disruption in commercial banking or securities settlement or clearance services in the United States, the United Kingdom or in any other member state of the EEA; or

(e) a suspension or material limitation in trading of any securities issued or guaranteed by the Company on any exchange or the U.S. over-the-counter market (other than as a result of exchange or market-wide trading suspensions)

which, solely or taken together with any other event referred to in this Section 9, such Representatives consider, acting in good faith, is sufficiently material in the context of the Offering such as to make it impracticable or inadvisable to proceed with the Offering or the sale and delivery of the New Shares.

10. Defaulting Underwriter.

(a) If, on the Closing Date, any Underwriter defaults on its obligation to purchase the Underwritten Shares that it has agreed to purchase hereunder, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Underwritten Shares by other persons satisfactory to the Company on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Underwritten Shares, then the Company shall be entitled to a further period of 36 hours within which to procure other persons reasonably satisfactory to the non-defaulting Underwriters to purchase such Underwritten Shares on such terms. If other persons become obligated or agree to purchase the Underwritten Shares of a defaulting Underwriter, either the non-defaulting Underwriters or the Company may postpone the Closing Date for up to five full business days in order to effect any changes that in the opinion of counsel for the Company and counsel for the Underwriters may be necessary in the Registration Statement and the Prospectus or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement and the Prospectus that effects any such changes. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 10, purchases Underwritten Shares that a defaulting Underwriter agreed but failed to purchase.

(b) If, after giving effect to any arrangements for the purchase of the Underwritten Shares of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the number of New Shares that remains unpurchased does not exceed one eleventh of the aggregate principal amount of the number of New Shares to be purchased on such date, respectively, then the Company shall have the right to require each non-defaulting Underwriter to purchase the number of New Shares, as applicable, that such Underwriter agreed to purchase hereunder plus such Underwriter’s pro rata share (based on the number of New Shares that such Underwriter agreed to purchase hereunder) of the Underwritten Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

(c) If, after giving effect to any arrangements for the purchase of the New Shares of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the number of New Shares that remains unpurchased, as applicable, exceeds one eleventh of the number of New Shares to be purchased on such date, as applicable, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 10 shall be without liability on the part of the Company, except that the Company will continue to be liable for the payment of expenses as set forth in Section 11 hereof and except that the provisions of Section 8 hereof shall not terminate and shall remain in effect.

(d) Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company or any non-defaulting Underwriter for damages caused by its default.

11. Payment of Expenses. Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all reasonable and documented costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Rights and New Shares, the listing thereof and any taxes payable in connection therewith; (ii) the costs incident to the preparation, translation, printing and filing under the Securities Act of the Registration Statement, the Offering Documents (including any amendment or supplement thereto) or any Issuer Free Writing Prospectus and the distribution thereof; (iii) the costs of reproducing and distributing this Agreement; (iv) the filing fees, if any, incurred in connection with the review and qualification of the offering of the New Shares by the Financial Industry Regulatory Authority, Inc. (“FINRA”); (v) the fees and expenses of the Company’s counsel and independent accountants; (vi) the fees and expenses of any centralizing and settlement agents (including related fees and expenses of any counsel to such parties); (vii) all expenses and application fees incurred in connection with any filing of the Rights and the New Shares for book-entry transfer by the European Clearing Systems and DTC; (viii) all expenses incurred by the Company and the Representatives in connection with any “road show” presentation to potential investors; (ix) the fees and expenses of legal counsel to the Underwriters; and (x) any and all out-of-pocket expenses incurred by the Representatives (including in connection with DealaxisBookbuilder). The expenses to be reimbursed to the Representatives will be paid by the Company within 20 Business Days from receipt in each case of a proper invoice.

12. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and any controlling persons referred to herein, and the affiliates, officers and directors of each Underwriter and Co-Lead Manager referred to in Section 8 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Rump Shares from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

13. Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company, the Underwriters and the Co-Lead Managers contained in this Agreement or made by or on behalf of the Company, the Underwriters or the Co-Lead Managers pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Underwritten Shares and shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company, the Underwriters or the Co-Lead Managers. The provisions of Sections 8 and 11 will survive the termination or cancellation of this Agreement.

14. Certain Defined Terms. For purposes of this Agreement, except where otherwise expressly provided, (a) the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act (including, in respect of Crédit Agricole Corporate and Investment Bank only, Kepler Cheuvreux); (b) the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act; (c) the term “written communication” has the meaning set forth in Rule 405 under the Securities Act; and (d) the term “significant subsidiary” has the meaning set forth in Rule 1.02(w) of Regulation S-X promulgated by the Commission.

15. Submission to Jurisdiction; Appointment of Agent for Service.

(a) The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States federal court sitting in The City of New York, Borough of Manhattan, over any suit, action or proceeding arising out of or relating to this Agreement. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b) The Company hereby irrevocably appoints ArcelorMittal USA Holdings II LLC, 1 South Dearborn Street, 19th floor, Chicago, Illinois 60603-9888, United States of America, as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any manner permitted by applicable law in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as its agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments that may be necessary to continue such appointment in full force and effect.

16. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the securities pursuant to this Agreement, including the determination of the Subscription Price, the Global Offering Price and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading thereto, each Underwriter and Co-Lead Manager is and has been acting solely as a principal and is not the agent or fiduciary of the Company, any of its subsidiaries or their respective stockholders, creditors, employees or any other party, (c) no Underwriter or Co-Lead Manager has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the securities or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or any of its subsidiaries on other matters) and no Underwriter or Co-Lead Manager has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters, the Co-Lead Managers and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (e) the Underwriters and the Co-Lead Managers have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

17. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the United States dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

18. Miscellaneous.

(a) Any action by the Underwriters hereunder may be taken by the Representatives on behalf of the Underwriters, and any such action taken by the Representatives shall be binding upon the Underwriters.

(b) Notwithstanding any other term of this Agreement or any other agreements, arrangements or understanding between the Underwriters and/or the Co-Lead Managers (together, the “Covered EU Banks”) and the Company, the Company acknowledges, accepts and agrees to be bound by: (i) the effect of the exercise of Write-down and Conversion powers as defined in relation to the relevant Bail-in Legislation (as defined herein) (“Bail-in Powers”) by the resolution authority with the ability to exercise any Bail-in Powers in relation to the Covered EU Banks (the “Relevant Resolution Authority”) in relation to any liability as defined under the applicable Bail-in Legislation (a “BRRD Liability”) of such Covered EU Banks to the Company under this letter, that (without limitation) may include and result in any of the following, or some combination thereof: (a) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon; (b) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Covered EU Banks or another person (and the issue to or conferral on the Company of such shares, securities or obligations); (c) the cancellation of the BRRD Liability; or (d) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and (ii) the variation of the terms of this letter, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

For purposes of this Clause 18(b), “Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time. “EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/.

(c) All statements, requests, notices and agreements hereunder shall be in writing and, if to the Underwriters, shall be delivered or sent by email, by facsimile transmission, in writing delivered by hand, or by telephone (to be promptly confirmed by email or fax) to Goldman Sachs International at: Peterborough Court, 133 Fleet Street, London, EC4A 2BB, United Kingdom, attention Equity Syndicate Desk (facsimile: +44 20 774 4477); Crédit Agricole Corporate and Investment Bank at: 9, Quai du Président Paul Doumer, 92920 Paris, La Défense Cedex, France, attention Equity Syndicate (email: equity_syndicate@ca-cib.com); to Merrill Lynch International at: 2 King Edward Street, London EC1A 1HQ, United Kingdom, attention of EMEA Equity Capital Markets (facsimile: +44 20 7996 2923); to Barclays Bank PLC at: 5 The North Colonnade, Canary Wharf, London E14 4BB, United Kingdom, attention of Equity Syndicate Desk (facsimile +44 20 7516 3404); to BNP PARIBAS at: 4, rue d’Antin, 75002 Paris, France, attention of Global Head of Equity Capital Markets/Equity Syndicate (facsimile: +33 1 42 98 60 03); to Citigroup Global Markets Limited at: Citigroup Global Markets Limited, 33 Canada Square, Citigroup Centre, London E14 5LB, United Kingdom, attention of Head of EMEA ECM Syndicate (email: emeaecm.notices@citi.com); to J.P. Morgan Securities plc at: 25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom, attention of Equity Syndicate Desk (facsimile: +44 20 3493 1453); to SOCIETE GENERALE at: Tours Société Générale, 17, Cours Valmy, 75886 Paris Cedex 18, France, attention of Equity Syndicate Desk (facsimile: +33 1 42 13 75 51); to Banco Bilbao Vizcaya Argentaria, S.A. at: Calle Azul 4, 28050 Madrid, Spain, attention of Alberto Arroyo (facsimile: +34 91 537 97 96); to COMMERZBANK Aktiengesellschaft, London Branch at: 30 Gresham Street, London, EC2V 7PG, United Kingdom, attention of Daniel Oakes, Equity Capital Markets (facsimile: +44 20 7645 7047); to Deutsche Bank AG, London Branch at: Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom, attention of EMEA ECM Syndicate (facsimile: +44 20 7545 6301); to ING Belgium SA/NV at: Avenue Marnix/Marnixlaan 24, B-1000 Brussels, Belgium, attention of Michaël Van Eenoo, Head of Corporate Finance Belgium (facsimile: +32 2 547 36 87); to BANCA IMI S.p.A. at: Largo Mattioli 3, 20121 Milan, Italy, attention of Rocco Bello, Head of Equity Syndicate (facsimile +39 02 72614701); to Natixis at: 47 Quai d’Austerlitz, 75013 Paris, France, attention of Edouard Bustarret/Yann Lefur (email: edouard.bustarret@natixis.com/ yann.lefur@natixis.com); to RBC Europe Limited at: Thames Court, One Queenhithe, London EC4V 3DQ, United Kingdom, attention of Equity Capital Markets (facsimile : +44 20 7332 0316); to Banco Santander, S.A. at: Ciudad Grupo Santander, Avda. de Cantabria s/n, Edificio ENCINAR Planta 1, 28660 Boadilla del Monte (Madrid), Spain, attention of Equity Capital Markets (facsimile: +34 91 257 1026); to SMBC Nikko Capital Markets Limited at: One New Change, London EC4M 9AF, United Kingdom, attention of Equity Capital Markets/Transaction Management (facsimile: +44 20 3527 7504; email: LNECM@smbcnikko-cm.com, LNTM@smbcnikko-cm.com); and to UniCredit Bank AG at: Arabellastrasse 14, 81925 Munich, Germany, attention of Alexander Vart (facsimile email: +49 89 378 3312880). Notices to the Company shall be given to it at: 24-26 boulevard d’Avranches, L-1160 Luxembourg, Grand Duchy of Luxembourg (facsimile: +33 1 71 92 10 05), attention: Thierry Royer.

(d) This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(e) This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

(f) No amendment or waiver of any provision of this Agreement, nor any consent to or approval of any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(g) The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

ARCELORMITTAL

By	/s/ Genuino Christino
Name:	Genuino Christino
Title:	VP Group Finance

By	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary

Accepted: March 11, 2016

GOLDMAN SACHS INTERNATIONAL

By	/s/ Antoine de Guillenchmidt
Name:	Antoine de Guillenchmidt
Title:	Managing Director

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By:	/s/ Olivier Jacquet
Name:	Olivier Jacquet
Title:	Managing Director

By	/s/ Françoise Poujetoux
Name:	Françoise Poujetoux
Title:	Managing Director

MERRILL LYNCH INTERNATIONAL

By	/s/ Craig Coben
Name:	Craig Coben
Title:	Managing Director

BARCLAYS BANK PLC

By	/s/ Stephanie Kogels
Name:	Stephanie Kogels
Title:	Director

BNP PARIBAS

By	/s/ Thierry Olive
Name:	Thierry Olive
Title:	Global Head of ECM, Managing Director

By	/s/ S. Arnaud
Name:	Stéphanie Arnaud
Title:	Director, ECM

CITIGROUP GLOBAL MARKETS LIMITED

By	/s/ Ken Robins
Name:	Ken Robins
Title:	Managing Director, Head of EMEA ECM

J.P. MORGAN SECURITIES PLC

By	/s/ Paul Mihailovitch
Name:	Paul Mihailovitch
Title:	Managing Director

SOCIETE GENERALE

By	/s/ Florence Gréau
Name:	Florence Gréau
Title:	Head of Structuring and Execution Group – Corporate Finance

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By	/s/ Angel Sánchez Aristi
Name:	Angel Sánchez Aristi
Title:	Senior Managing Director

By	/s/ Alberto Arroyo, ELM
Name:	Alberto Arroyo
Title:	Executive Director

COMMERZBANK AKTIENGESELLSCHAFT, LONDON BRANCH

By	/s/ Daniel Oakes
Name:	Daniel Oakes
Title:	Managing Director, Equity Capital Markets

By	/s/ Zaheen Osman
Name:	Zaheen Osman
Title:	Director, Equity Capital Markets

DEUTSCHE BANK AG, LONDON BRANCH

By	/s/ Saadi Soudavar
Name:	Saadi Soudavar
Title:	Managing Director

By	/s/ Steffan Till
Name:	Steffan Till
Title:	Director

ING BELGIUM SA/NV

By	/s/ Michaël Van Eenoo
Name:	Michaël Van Eenoo
Title:	Head of Corporate Finance

By	/s/ Vincent Jacobs
Name:	Vincent Jacobs
Title:	Director Corporate Finance

BANCA IMI S.P.A.

By	/s/ Karim Makki
Name:	Karim Makki
Title:	Managing Director

NATIXIS

By	/s/ Jean-François Tiné
Name:	Jean-François Tiné
Title:	Managing Director, Head of Equity Capital Markets

By	/s/ Françoise Negroni
Name:	François Negroni
Title:	Managing Director

RBC EUROPE LIMITED

By	/s/ Tristan Lovegrove
Name:	Tristan Lovegrove
Title:	Managing Director

BANCO SANTANDER, S.A.

By	/s/ Ignacio Peña
Name:	Ignacio Peña
Title:	Head of Equity Syndicate Europe

By	/s/ Gonzalo Garrigues
Name:	Gonzalo Garrigues
Title:	Executive Director

SMBC NIKKO CAPITAL MARKETS LIMITED

By	/s/ Peter Moore
Name:	Peter Moore
Title:	Executive Director

UNICREDIT BANK AG

By	/s/ Alexander Vart
Name:	Alexander Vart
Title:	Managing Director, Equity Capital Markets

By	/s/ Mark Oesterwinter
Name:	Mark Oesterwinter
Title:	Director Legal

(Signature page to Underwriting Agreement)

Schedule 1

Underwriter	Percentage of Underwritten Shares
Goldman Sachs International	26.56%
Crédit Agricole Corporate and Investment Bank	17.71%
Merrill Lynch International	17.71%
Barclays Bank PLC	7.61%
BNP PARIBAS	7.61%
Citigroup Global Markets Limited	7.61%
J.P. Morgan Securities plc	7.61%
SOCIETE GENERALE	7.61%

Total	100%

Schedule 1-1

Schedule 2

Co-Lead Managers

BANCA IMI S.p.A.

Banco Bilbao Vizcaya Argentaria, S.A.

Banco Santander, S.A.

COMMERZBANK Aktiengesellschaft, London Branch

Deutsche Bank AG, London Branch

ING Belgium SA/NV

Natixis

RBC Europe Limited

SMBC Nikko Capital Markets Limited

UniCredit Bank AG

Schedule 3

[FORM OF FINAL TERM SHEET]

[to come]

Schedule 4

[Form of Notice from the Company to the Underwriters]

            , 2016

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

United Kingdom

Crédit Agricole Corporate and Investment Bank

9, Quai du Président Paul Doumer

92920 Paris La Défense Cedex

France

Merrill Lynch International

2 King Edward Street

London EC1A 1HQ

United Kingdom

Ladies and Gentlemen:

Reference is made to the Underwriting Agreement dated March 11, 2016, entered into by us (the “Underwriting Agreement”). Unless otherwise defined in this letter, capitalized terms defined in the Underwriting Agreement shall have the same meanings in this letter.

We hereby give you notice, in accordance with Section 3 of the Underwriting Agreement, that the aggregate number of Underwritten Shares to be allocated to the Underwriters is                     (the “Rump Shares”).

Very truly yours,

ARCELORMITTAL

By:
Name:
Title:

By:
Name:
Title:

Annex A

[Form of Comfort Letter]

Annex B

[Form of Announcement Press Release]

Annex C

Shareholder Lock-Up Agreement

[●], 2016

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

United Kingdom

Crédit Agricole Corporate and Investment Bank

9, Quai du Président Paul Doumer

92920 Paris La Défense Cedex

France

Merrill Lynch International

2 King Edward Street

London EC1A 1HQ

United Kingdom

Re:	ArcelorMittal – Lock-Up Agreement

Ladies and Gentlemen:

Each of the undersigned, severally and not jointly, understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in Schedule 1 to such agreement (the “Underwriters”), with ArcelorMittal, a Luxembourg société anonyme (the “Company”), in connection with a rights offering (the “Rights Offering”) in which the holders of existing ordinary shares of the Company will receive rights (the “Rights”), entitling them to subscribe for a certain number of new ordinary shares of the Company (the “Rights Issue Shares”) and a global offering (the “Global Offering”) in which Rights Issue Shares for which Rights have not been validly exercised during the Rights exercise period may be sold.

The Rights and the Rights Issue Shares will be registered pursuant to a Registration Statement filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to offer and sell the Rights Issue Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, each of the undersigned agrees, severally and not jointly, that, during the period specified in the following paragraph (the “Lock-Up Period”), such undersigned party will not (and will not announce the intention to) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any ordinary shares of the Company, or any options or warrants to purchase any ordinary shares of the Company, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares of the Company, whether now owned or hereinafter acquired, whether owned directly by such undersigned party (including holding as a custodian) or with respect to which such undersigned party has beneficial ownership within the rules and regulations of the SEC (as for each of the undersigned, the “Undersigned’s Shares”). The foregoing restriction is expressly agreed to preclude each of the undersigned from engaging in any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares held or beneficially owned by it even if such shares would be disposed of by someone other than such undersigned party. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to or derives any significant part of its value from such shares. For the avoidance of doubt, the obligations of the undersigned pursuant to this paragraph shall apply solely during the Lock-Up Period.

Annex C-1

The Lock-Up Period will commence on the date of this Lock-Up Agreement and continue until (i) the 180th day following the settlement of the Rights Offering (the “Closing Date”) pursuant to the Underwriting Agreement, or (ii) if the Underwriting Agreement terminates prior to the Closing Date, the date of such termination.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of Mr. and Mrs. Lakshmi N. Mittal or the immediate family of Mr. and Mrs. Lakshmi N. Mittal, or to any company wholly owned, whether directly or indirectly, by any such trust, provided that the trustee of the trust or the wholly owned company, as the case may be, agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (iii) with the prior written consent of the Representatives on behalf of the Underwriters. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, each undersigned party may transfer the Undersigned’s Shares held or beneficially owned by it to any wholly-owned subsidiary of such undersigned party; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such Undersigned’s Shares subject to the provisions of this Lock-Up Agreement and there shall be no further transfer of such Undersigned’s Shares except in accordance with this Lock-Up Agreement, and, provided further, that any such transfer shall not involve a disposition for value.

In addition, notwithstanding the foregoing, this Lock-Up Agreement will not apply to (i) any transfer of the Undersigned’s Shares in the context of a restructuring of the structure through which trusts benefitting the Mittal family hold, directly or indirectly, ordinary shares of the Company, provided that each such affiliate transferee shall execute and deliver to the Representatives acting on behalf of the Underwriters a lock-up agreement in which it agrees to be bound by the restrictions set forth herein for the Lock-Up Period, or (ii) any transfer of the Undersigned’s Shares or other securities (a) in connection with a public tender or exchange offer for the shares of the Company within the scope of the Luxembourg law of 19 May 2006 concerning public takeovers (loi du 19 mai 2006 concernant les offres publiques d’acquisition) or (b) in the context and in consideration of any merger or acquisition of assets, provided that in the case of (b) each such transferee shall execute and deliver to the Representatives acting on behalf of the Underwriters a lock-up agreement in which it agrees to be bound by the restrictions set forth herein for the Lock-Up Period.

Annex C-2

Each of the undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Rights Offering and the Global Offering, and that both the existence and the terms of this Lock-Up Agreement will be disclosed in the offering documents relating to the Rights Offering and the Global Offering. Each of the undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Very truly yours,

Nuavam Investments S.à r.l.	Lumen Investments S.à r.l.

Authorized Signature	Authorized Signature

Title	Title

Authorized Signature	Authorized Signature

Title	Title

Annex C-3

Annex D

[Form of Officer’s Certificates]

Annex E

[Form of Opinion and 10b-5 of Counsel for the Company]

Annex F

[Form of Opinion of Luxembourg Counsel for the Company]